U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

---------
FORM 4
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               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer
subject to Section 16.

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
  Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
               30(f) of the Investment Company Act of 1940

Form 4 or Form 5
obligations may continue.  See Instruction 1(b).

------------------------------------------- ------------------------------------------- ----------------------------------------
1. Name and Address of Reporting Person     2. Issuer Name and Ticker or Trading Symbol 6. Relationship of Reporting Person to
                                             The Issuer's name is CD Warehouse, Inc.,      Issuer (Check all applicable)
 Formula Unit Trust                          and its trading symbol is "CDWI".
------------------------------------------- -------------------------------------------   ---- Director      -XX- 10% Owner
 (Last)        (First)         (Middle)     3. IRS or Social Security 4. Statement for    ---- Officer       ---- Other
                                               Number of Reporting     Month/Year              (give title below) (specify below)
1010 Sherbrooke Street West, Suite 1409       Person (Voluntary)          12/98
-------------------------------------------                           -----------------
               (Street)                                               5. If Amendment,        ----------------------------
                                                                       Date of Original
Montreal          Quebec        H3A 2R7                                (Month/Year)
------------------------------------------- ------------------------------------------- ----------------------------------------
 (City)        (State)           (Zip)        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------- ------------------------------------------- ----------------------------------------

---------------------- --------------- --------------- ------------------------------ -------------- -------------- ------------
1. Title of Security   2. Transaction  3. Transaction  4. Securities Acquired (A) or  5. Amount of   6. Ownership   7. Nature
      (Instr. 3)             Date      Code (Instr. 8)     Disposed of (D)              Securities   Form: Direct   of Indirect
                       Month/Day/Year                      (Instr. 3, 4 and 5)         Beneficially  (D) or          Beneficial
                                       --------------- ------------------------------  Owned at End  Indirect (I)    Ownership
                                        Code      V     Amount    (A) or     Price       of Month    (Instr. 4)      (Instr. 4)
                                                                    (D)                 (Instr. 3&4)
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/1/98        S              4100        D      $20.00        595,900           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/4/98        S              9400               $17.875       586,500           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/7/98        S              5000               $18.80        581,500           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/7/98        S              3900               $19.50        577,600           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/7/98        S              2000               $19.875       575,600           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/8/98        S              5000               $23.50        570,600           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/8/98        S              5000               $20.625       565,600           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/9/98        S              6200               $20.75        559,400           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/9/98        S              1000               $21.625       558,400           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------

---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/9/98        S              5600               $21.50        552,800           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/9/98        S              5000               $21.00        547,800           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/10/98       S             20,000              $23.25        527,800           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/10/98       S             15,000              $23.00        512,800           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/11/98       S             16,000              $19.625       496,800           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/11/98       S              2500               $20.125       494,300           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/11/98       S              3500               $20.375       490,800           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/11/98       S             11,500              $20.50        479,300           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/18/98       S             65,000              $21.20        414,300           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------
   Common Stock            12/21/98       S              5000               $18.00        409,300           D
---------------------- --------------- ------- ------- --------- --------- ---------- -------------- -------------- ------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
            (Print or Type Responses)
                                                             SEC 1474 (8-92)


FORM 4 (continued)
          Table II -- Derivative Securities Acquired, Disposed of,
                         or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

------------ -------------  --------- ------------- ------------- ------------- ------------ -------- -------- -------- --------
1. Title of  2. Conversion  3.Trans-  4.Transaction 5. Number of    6. Date     7. Title and 8.Price  9.Number 10.Owner    11.
 Derivative   or Exercise    action       Code       Derivative    Exercisable   Amount of      of       of      ship    Nature
Security      Price of       Date      (Instr.8)    Securities     and Expira-   Underlying   Deriv-   Deriv-  Form of  Indirect
 (Instr. 3)   Derivative    (Month/                  Acquired(A)   tion Date     Securities   ative    ative    Deriv-    Bene-
               Security     Day/Year)                or Disposed   (Month/Day/   (Instr. 3   Security  Secur-   iative    ficial
                                                       of (D)         Year)        and 4)   (Instr.5)  ities   Security: Owner-
                                                    (Instr.3,4&5)                                      Bene-    Direct    ship
                                      ------ ------ ------ ------ ----- ------- ----- ------          ficially (D) or   (Instr.
                                                                  Date  Expira- Title Amount          Owned at Indirect    4)
                                       Code    V     (A)    (D)   Exer-  tion           or             End of    (I)
                                                                  cis-   Date          # of            Month   (Instr.
                                                                  able                Shares          (Instr.4)   4)
------------ -------------  --------- ------ ------ ------ ------ ----- ------- ----- ------ -------- -------- -------- --------

------------ -------------  --------- ------ ------ ------ ------ ----- ------- ----- ------ -------- -------- -------- --------

------------ -------------  --------- ------ ------ ------ ------ ----- ------- ----- ------ -------- -------- -------- --------

Explanation of Responses:

                             /s/ Rene Catafago            January 8, 1999
                           -----------------------------  -------------
                           **Rene Catafago                    Date

** Intention misstatements or omission of facts constitute
     Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.
                                                                     Page 2
                                                              SEC 1474(8-92)